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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT
Of the Kingdom of Sweden

Date of end of last fiscal year: December 31, 1998

Securities registered as of December 31, 1998

Title of Issue	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered

Kingdom of Sweden 12% Bonds Due 2010	$200,000,000	New York Stock Exchange

Kingdom of Sweden 11 1/8% Bonds with warrants Due 2015	$600,000,000	New York Stock Exchange

Kingdom of Sweden 6 1/2% Global Bonds Due 2003	$2,000,000,000	New York Stock Exchange

        Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

  Anne Gynnerstedt
  General Counsel
  RIKSGÄLDSKONTORET
  SE-103 74 STOCKHOLM
  Sweden

The information set forth below is to be furnished:

        1.     In respect of each issue of securities of the registrant registered, a brief statement as to:

          (a)   The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

          There have been no such modifications.

          (b)   The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

          There has been no such law, decree or administrative action.

          (c)   The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

          There has been no such failure.

        2.     A statement as of the close of the last fiscal year of the registrant giving total outstanding of:

          (a)   Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item). (in thousands)

          The total principal amount of direct internal funded debt of the registrant outstanding as of December 31, 1998 was Swedish kronor 834,183,542.(1)

(1)
Such debt does not include debt of State-owned companies, public enterprises or local authorities.

          In addition, there were outstanding various internal loans, to a total amount of Swedish kronor 590,556,240 guaranteed by the registrant as to principal and interest.

          (b)   External funded debt of the registrant. (Total to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)(1)

(1)
Such debt does not include debt of State-owned companies, public enterprises or local authorities.

          The total principal amount of direct external funded debt of the registrant outstanding as of December 31, 1998 was as follows: (in thousands)

U.S. dollars (USD)	9,849,654
Australian dollars (AUD)	937,450
Canadian dollars (CAD)	1,311,780
Swiss francs (CHF)	1,700,000
Danish kroner (DKK)	4,724,500
Euro (EUR)	11,315,568
Pounds sterling (GBP)	1,378,798
Japanese yen (JPY)	605,947,000
Norwegian kroner (NOK)	1,400,000
New Zealand dollars (NZD)	200,000

          In addition, there were outstanding various external loans, which are guaranteed by the registrant as to principal and interest. The total principal amount of these contingent liabilities outstanding as of December 31, 1998 was as follows: (in thousands)

U.S. dollars (USD)	2,472,723
European currency unit (ECU)	4,543,836
Danish kroner (DKK)	2,788,196
Pounds sterling (GBP)	105,000
Japanese yen (JPY)	50,900,000
Norwegian kroner (NOK)	200,000
German mark (DEM)	479,823
French franc (FRF)	300,000
Luxembourg franc (LUF)	1,411,320
Spanish pesetas (ESP)	3,200,000
Units of Accounts (UAs)	2,051,905

        3.     A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency of currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

A—Internal Funded Debt as of December 31, 1998(1)
(Payable in Swedish kronor)

Title and Interest Rate	Year of final maturity	Principal amount outstanding
		(in thousands of Skr)
Treasury Bonds:
11% of 1989/1/21	1999	18,008,100
11% of 1989/5/5	2000	9,987,200
10.25% of 1994/5/5	2000	78,251,500
13% of 1990/6/15	2001	78,596,900
11% of 1991/4/23	2002	13,088,000
5.5% of 1996/4/12	2002	43,344,500
10.25% of 1991/5/5	2003	97,578,700
Index linked zero coupon bonds of 1994/10/1	2001	4,362,192	(2)
Index linked zero coupon bonds of 1994/4/1	2004	15,676,245	(2)
5% of 1998/1/15	2004	41,279,000
6% of 1993/2/9	2005	91,868,700
6.5% of 1996/10/25	2006	33,288,000
8% of 1995/8/15	2007	37,559,900
6.5% of 1997/5/5	2008	29,926,000
Index linked 4% bonds of 1995/12/1	2008	21,441,130	(2)
9% of 1993/4/20	2009	47,540,500
5% of 1998/1/28	2009	34,094,000
6.75% of 1997/5/5	2014	27,395,000
Index linked zero coupon bonds of 1994/4/1	2014	20,408,089	(2)
Index linked 4% bonds of 1995/12/1	2020	29,312,885	(2)
Index linked 3.5% bonds of 1997/12/1	2028	2,477,000	(2)

Total Treasury Bonds		775,483,542

(1)
No amortization or sinking fund provision.

(2)
At time of issue paid in discounted amount.

Title and Interest Rate	Year of final maturity	Principal amount outstanding
		(in thousands of Skr)
Lottery Bonds(1)(2):
5.70%-12.30% of 1990/9/28	1999	2,200,000
6.30% of 1989/3/10	1999	3,100,000
6.75% of 1989/10/27	1999	2,600,000
5.10%-11.10% of 1991/5/3(3)	1999	2,100,000
5.10%-11.10% of 1991/8/30(3)	1999	2,600,000
3.60% of 1986/1/29(3)	2000	6,900,000
5.40%-11.40% of 1992/3/20(3)	2000	2,200,000
5.40%-11.40% of 1992/10/23(3)	2000	1,600,000
5.10%-9.90% of 1993/4/2(3)	2001	3,000,000
4.20%-8.10% of 1993/9/17(3)	2001	3,400,000
3.60%-7.50% of 1994/2/11(3)	2001	2,600,000
3.60%-7.50% of 1944/9/30(3)	2001	1,800,000
6.90% of 1995/5/22	2002	2,700,000
6.00% of 1995/12/11	2002	1,900,000
5.10% of 1996/6/24	2003	4,500,000
4.20% of 1996/12/16(3)	2003	2,400,000
3.75% of 1997/4/21	2004	3,700,000
3.75% of 1997/12/15	2004	2,100,000
3.75% of 1998/7/10	2006	3,400,000
3.30% of 1998/11/27	2008	3,900,000

Total Lottery Bonds		58,700,000

Total Internal Funded Debt		834,183,542

(1)
Lottery bonds do not bear interest; bonds are selected by lot (twice or three times a year) to receive prizes. The interest rates indicated are the aggregate amount of prizes paid annually as a percentage of the nominal value of the issue. The principal amount of all bonds is paid at maturity.

(2)
No amortization or sinking fund provision.

(3)
The aggregate amount of prizes paid annually is floating.

Internal Debt Guaranteed by the Kingdom of Sweden as of December 31, 1998
(Payable in Swedish kronor)

Principal Amount Guaranteed
(in thousands of kronor)
Standing Guarantees Issued by Riksgäldskontoret:
Konungariket Sveriges Stadshypotekskassa (The Urban Mortgage Bank of Sweden)	7,000,000
Statens Bostadsfinansiering AB (The National Swedish Housing Finance Corporation)	1,500,000
AB Svensk Exportkredit (Swedish Export Credit Corporation)	300,000
Svenska Skeppshypotekskassan (Swedish Ships' Mortgage Bank)	350,000
Sveriges Allmänna Hypoteksbank (The General Mortgage Bank of Sweden)	1,800,000
Värdepapperscentralen VPC AB (The Swedish Securities Register Center)	100,000
Venantius AB (housing finance)	26,819,800
Statens Bostadslåneaktiebolag, SBAB (housing finance)	50,653,000

Total	88,522,800

Other Guarantees Issued by Riksgäldskontoret:
Customers of Swedish shipyards	154,165
Subsidiaries (including Forsmark Kraftgrupp AB) to Vattenfall AB	338,208
Certain loans raised by mortgage institutions	138,985
Pension guarantees	24,177,267
Stockholmsleder AB (road construction)	4,250,000
Göteborgs Trafikleder AB (road construction)	550,000
Öresundskonsortiet (bridge and tunnel construction)	6,844,751
SKD företagen AB (data-processing)	250,000
Others	152,700

Total	36,856,076

Guarantees of the State Acting Through the Following State Agencies other than Riksgäldskontoret:
Insättningsgarantinämnden (Deposit Guarantee Board)	392,171,444
Exportkreditnämnden (The Export Credit Guarantee Board)	39,983,000
Bostadskreditnämnden (The National Housing Credit Guarantee Board)	20,024,378
SIDA (Swedish International Development Agency)	9,386,391
Länsstyrelser (The County Government Boards)	731,978
Fiskeriverket (The National Board of Fisheries)	9,827
Others	2,870,346

Total	465,177,364

Total Guaranteed Internal Debt	590,556,240

B—External Funded Debt as of December 31, 1998
(Payable in Foreign Currencies)

Title and Interest Rate	Year of Final Maturity	Principal Amount Outstanding	Equivalent in Swedish kronor(1)
		(in thousands)
US Dollars		USD
4.50% Bonds of 1995/12/21	1999	1,983,181
5.60% Bonds of 1997/1/30	2000	700,000
6% Bonds of 1997/5/28	2000	50,000
Zero Coupon Bonds of 1995/7/31	2000	262,990
6.25% Bonds of 1997/2/3	2000	500,000
Bond of 1997/02/03	2001	82,926
Bond of 1997/10/30	2001	42,352
Bond of 1997/10/30	2001	21,560
Bond of 1994/2/8	2001	1,543,300
5.75% Bond of 1996/03/26	2001	500,000
Zero coupon Bond of 1998/01/08	2001	121,600
6.125% Bonds of 1997/12/3	2002	750,000
6.5% Bonds of 1993/3/4	2003	2,000,000
6.75% Bonds of 1997/5/27	2004	500,000
6.125% Bonds of 1998/1/2	2008	500,000
Serial Zero Coupon Bonds of 1984/4/4(2)	2009	111,832
12% Bonds of 1985/2/6	2010	55,246
11.125% Bonds of 1985/6/12	2015	117,081
10.25% Bonds of 1985/11/6	2015	7,586

Total US Dollars		9,849,654	72,978,198

Japanese Yen		JPY
Bond of 1994/1/25	1999	50,000,000
3.875% Bonds of 1994/5/31	1999	75,000,000
4% (AUD) Bonds of 1994/7/28	1999	15,000,000
2.45% Bonds of 1995/6/8	1999	50,000,000
Zero Coupon Bonds of 1994/6/23	1999	65,247,000
3.10% Bonds of 1995/5/9	2000	20,000,000
4.45% Bonds of 1995/02/23	2001	86,200,000
3.65% Bonds of 1995/5/9	2002	45,000,000
3.2% Bonds of 1995/6/7	2002	80,000,000
4.45% (AUD) Bonds of 1996/7/18	2006	5,000,000
3.5% Bonds of 1994/1/12	2004	41,500,000
4.05% (AUD) Bonds of 1996/5/30	2006	10,000,000
3.6% (AUD) Bonds of 1996/5/30	2006	10,000,000
3.6% (AUD) Bonds of 1996/7/11	2006	10,000,000
4% (AUD) Bonds of 1996/7/25	2006	10,000,000
4.1% (AUD) Bonds of 1996/7/25	2006	10,000,000
3.725% (AUD) Bonds of 1996/7/25	2006	10,000,000
4.1% (AUD) Bonds of 1996/8/14	2006	5,000,000
3.95% (AUD) Bonds of 1996/8/14	2006	5,000,000
3.4% (AUD) Bonds of 1997/5/6	2007	3,000,000

Total Japanese Yen		605,947,000	46,420,176

Swiss Francs		CHF
5.125% Bonds of 1994/9/14	1999	150,000
4.5% bonds of 1995/08/16	2001	200,000
4.375% Bonds of 1995/11/27	2002	150,000
4.75% Bonds of 1993/8/11	2003	500,000
4.5% Bonds of 1996/9/8	2006	200,000
4% Bonds of 1997/1/31	2007	200,000
4% Bonds of 1997/2/21	2007	300,000

Total Swiss Francs		1,700,000	9,189,415

Pounds Sterling		GBP
6.25% Bonds of 1994/3/8	1999	300,000
7.625% Bonds of 1993/7/28	2000	350,000
7.5% Bonds of 1997/1/30	2002	200,000
7.75% Bonds of 1996/10/3	2003	300,000
13.5% Bonds of 1983/1/19	2010	44,416
11% Bonds of 1984/10/17	2012	87,000
9.75% Bonds of 1985/11/20	2014	84,382

Total Pounds Sterling		1,378,798	15,788,631

Danish Kroner		DKK
4% Bonds of 1996/12/20	2000	600,000
7.50% Bonds of 1995/7/10	2000	400,000
Zero coupon Bond of 1995/10/18	2001	324,500
6.5% Bonds of 1996/3/28	2002	400,000
4% Bonds of 1996/11/8	2002	500,000
4% Bonds of 1996/11/11	2002	500,000
4% Bonds of 1997/2/17	2004	900,000
Bonds of 1997/8/11(3)	2005	400,000
4% Bonds of 1997/7/9	2005	700,000

Total Danish Kroner		4,724,500	5,524,157

Australian Dollar		AUD
Zero Coupon Bond of 1995/10/3	1999	737,450
8.625% Bonds of 1996/05/15	2001	100,000
7.875% Bonds of 1997/4/23	2007	100,000

Total Australian Dollar		937,450	4,997,157

New Zealand Dollar		NZD
7% Bonds of 1997/1/28	2000	100,000
7.75% Bonds of 1997/6/17	2002	100,000

Total New Zealand Dollar		200,000	1,039,512

Euro (original currency of issuance within brackets)		EUR
8.30% Bonds of 1994/2/23 (PTE)	1999	49,879
Bonds of 1994/7/7 (NLG)	1999	113,445
7.375% Bonds of 1994/2/4 (ITL)	1999	129,114
Bonds of 1994/3/1 (FRF)	1999	762
6.25% Bonds of 1994/5/5	1999	400,000
7.25% Bonds of 1993/6/30 (EUR)	2000	775,000
Bonds of 1996/4/9 (EUR)	2000	55,000
Bonds of 1995/2/1 (DEM)	2000	766,937
6% Bonds of 1995/7/6 (DEM)	2000	102,258
Bonds of 1994/9/5 (DEM)	2000	102,258
6% Bonds of 1995/9/12 (DEM)	2000	664,679
8.625% Bonds of 1996/2/22 (ESP)	2000	90,152
8.05% Bonds of 1995/5/27 (ESP)	2000	60,101
Bonds of 1993/8/25 (ESP)	2000	45,526
7.25% Bonds of 1993/5/19 (FRF)	2000	457,347
6.65% Bonds of 1985/7/31 (FRF)	2000	18,943
8.75% Bonds of 1996/5/23 (ITL)	2000	103,291
Bonds of 1994/9/28 (PTE)	2000	49,879
5.375% Bonds of 1996/06/24 (NLG)	2001	136,134
10% Bonds of 1996/02/08 (ITL)	2001	269,195
5% Bonds of 1996/02/08 (DEM)	2001	511,291
5.375% Bonds of 1996/07/02 (DEM)	2001	383,468
5.625% Bonds of 1996/5/13 (DEM)	2001	153,387
7.5% Bonds of 1995/4/11 (NLG)	2002	113,445
7.125% Bonds of 1995/8/22 (LUF)	2002	61,973
Bonds of 1997/6/30(3) (ESP)	2002	90,152
Zero Coupon Notes of 1993/4/1 (FFR)	2003	302,764
Zero Coupon Notes of 1995/11/23 (LUF)	2002	48,228
9.75% Bonds of 1993/8/6 (ITL)	2003	91,632
5.75% Bonds of 1994/2/11(NGL)	2004	226,890
6.25% Bonds of 1996/2/20 (FFR)	2004	457,347
5.375% Bonds of 1997/12/10 (LUF)	2004	49,579
Zero Coupon Bonds of 1996/8/2 (ITL)	2004	154,937
Bonds of 1997/2/20(3) (ESP)	2005	78,132
7.35% Bonds of 1996/1/8 (ESP)	2006	60,101
11% Bonds of 1997/3/5 (ITL)	2007	77,468
Bonds of 1997/10/24 (ITL)	2007	206,583
Bonds of 1997/2/13(3) (FFR)	2007	76,225
6.625% Bonds of 1996/9/30 (FFR)	2008	457,347
6.5% Bonds of 1996/3/5 (DEM)	2008	204,517
5.0% Bonds of 1998/1/28 (EUR)	2009	3,000,000
Bonds of 1996/5/16 (ESP)	2011	60,101
9.405% Bonds of 1996/4/9 (ESP)	2026	60,101

Total Euro		11,315,568	101,337,386

Canadian Dollars		CAD
8.25% Bonds of 1994/5/25	1999	275,000
7.125% Bonds of 1996/4/24	2000	100,000
6.75% Bonds of 1996/02/15	2001	200,000
6.875% Bonds of 1996/9/30	2002	100,000
8% Bonds of 1993/5/12	2003	286,780
7% Bonds of 1993/12/1	2008	350,000

Total Canadian Dollars		1,311,780	7,396,024

Norwegian Kroner		NOK
Bonds of 1997/3/4(3)	2004	400,000
6.9% Bonds of 1995/12/5	2005	1,000,000

Total Norwegian Kroner		1,400,000	1,473,640

Non public funded debt			55,881,150

Total External Funded Debt			322,025,446

Total of External Short Term Floating Debt(4)			26,661,806
Unrealised currency gains/loss(5)			13,837,891

Total debt denominated in foreign currency			362,525,145

(1)
The valuation in Swedish kronor of foreign currency loans has been made at the exchange rate in effect on the date of issue.

(2)
Interest at the equivalent of 13.125% per annum.

(3)
Special interest conditions.

(4)
Eurocommercial Paper Programme of 1988.

(5)
According to exchange rates per December 31, 1999.

External Debt Guaranteed by the Kingdom of Sweden as of December 31, 1998
(Payable in foreign currencies)

		Principal Amount Outstanding	Equivalent in Swedish kronor(1)
		(in thousands)	(in thousands)
Guarantees Issued by Riksgäldskontoret:
Customers of Swedish shipyards	USD	21,454	173,821
Forsmarks Kraftgrupp AB (nuclear plant)	JPY	16,000,000	1,142,560
Nordiska Investeringsbanken (Nordic Investment Bank)	ECU	446,706	4,238,891
Swedegas AB (natural gas project)	DKK	100,000	127,386
Sovereign States in Eastern and Central Europe	USD	96,246	779,789
Sovereign States in Eastern and Central Europe	ECU	14,500	137,593
Sweden House in St. Petersburg, Russia	USD	14,023	113,612
Öresundskonsortiet	DKK	2,688,196	3,424,386
Öresundskonsortiet	JPY	34,900,000	2,492,209
Öresundskonsortiet	DEM	479,823	2,327,862
Öresundskonsortiet	USD	280,000	2,268,560
Öresundskonsortiet	GBP	105,000	1,415,054
Öresundskonsortiet	LUF	6,000,000	1,411,320
Öresundskonsortiet	ECU	125,000	1,186,150
Öresundskonsortiet	FRF	300,000	433,977
Öresundskonsortiet	NOK	200,000	213,958
Öresundskonsortiet	ESP	3,200,000	182,496

Total			22,069,624

Guarantees Issued by the Government:
International Bank for Reconstruction and Development (IBRD)	USD	1,696,200	13,742,629
Multilateral Investment Guarantee Agency (MIGA)	USD	9,080	73,566
European Bank for Reconstruction and Development (EBRD)	ECU	336,300	3,191,248
European Investment Bank (EIB)	ECU	1,874,017	17,783,091
Nordic Investment Bank (NIB)	ECU	1,747,313	16,580,760
Inter-American Development Bank (IDB)	USD	204,644	1,658,028
Asian Development Bank (AsDB)	USD	151,076	1,224,019
African Development Bank (AfDB)	UAs	181,440	2,051,905

Total			56,305,246

Total external guaranteed debt			78,374,870

RECAPITULATION OF GUARANTEED DEBT:
Total Guaranteed Internal Debt			590,556,240
Total Guaranteed External Debt			78,374,870

Total Guaranteed Debt			668,931,110

(1)
Translation of amounts in foreign currencies to Swedish kronor has been made at exchange rates in effect as of December 31, 1998 as follows: 8.1020 Swedish kronor per U.S. dollar, 4.8515 Swedish kronor per German Mark, 0.07141 Swedish kronor per Japanese yen, 9.4892 Swedish kronor per European Currency Unit, 1.2739 Swedish kronor per Danish krona, 0.2352 Swedish kronor per Luxembourg franc, 0.05703 Swedish kronor per Spanish peseta, 1.44659 Swedish kronor per French franc, 13.4767 Swedish kronor per Pound sterling, 1.06979 Swedish kronor per Norwegian krona and 11.309 Swedish kronor per Units of Accounts.

        4.     a) As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

            (1)   Total amount held by or for the account of the registrant.

            The following have been repurchased by the issuer and cancelled and are no longer outstanding:

12% Bonds of 2/6/1985 due 2010	$144,754,000
11 1/8% Bonds with warrants of 6/12/1985, due 2015	$482,919,000

$610,673,000

            (2)   Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need to be furnished only if it is practicable to do so.

            Not practicable.

            (3)   Total amount otherwise outstanding.

12% Bonds of 2/6/1985, due 2010	$55,246,000
11 1/8% Bonds with warrants of 6/12/1985, due 2015	$117,081,000
6 1/2% Global Bonds of 1993, due 2003	$2,000,000,000

$2,189,327,000

          (b)   If a substantial amount is set forth in answer to paragraph (a) (1) above, describe briefly the method employed by the registrant to reacquire such securities.

          Securities bought in the market.

        5.     A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

          a)    Internal floating indebtedness of the registrant.
  (Total to be stated in the currency of the registrant).

Internal Floating Debt as of December 31, 1998
(Payable in Swedish Kronor)

Principal amount outstanding
(in thousands of Skr)
Treasury Bills(1)	225,673,191
Overnight borrowing	11,135,000
Repurchase agreements	4,664,972
National Debt Account	5,506,409
National Debt Savings	5,170,963

Total Internal Floating Debt	252,150,535

(1)
At time of issue discounted amount.

RECAPITULATION OF INTERNAL DEBT:
Total Funded Debt	834,183,542
Total Floating Debt	252,150,535

Total Internal Debt	1,086,334,077

          b)    External floating indebtedness of the registrant.
  (Total to be stated in the respective currencies in which payable).

Title and Interest Rate		Principal Amount Outstanding(1)	Equivalent in Swedish kronor(2)
		(in thousands)
US Dollars	USD
Sovereign Notes of 1986(3)		340,000
Eurocommercial Paper Program of 1988(4)		2,857,000

Total US Dollars		3,197,000	24,199,719

Euro	EUR
Eurocommercial Paper program of 1989		230,592

Total Euro		230,592	2,097,295

Pound Sterling	GBP
Eurocommercial Paper Program of 1993(3)		31,000

Total Pound Sterling		31,000	364,792

Total External Floating Debt			26,661,806

(1)
Such debt does not include debt of State-owned companies, public enterprises or local authorities.

(2)
The valuation in Swedish kronor of foreign currency loans has been made at the exchange rate in effect on the date of issue.

(3)
The notes are continuously offered in the United States with a maximum maturity of 270 days. The interest on the notes is variable and a function of current market conditions at issuance.

(4)
In addition to U.S. dollars, Swiss francs, Japanese yen and Pound sterling, the notes may also be issued in Euro, Australian dollars, Canadian dollars and Danish kroner with a maximum maturity of 365 days. The interest on the notes is variable and a function of market conditions at the time of issuance.

RECAPITULATION OF EXTERNAL DEBT:
Total External Funded Debt	322,025,447
Total External Floating Debt	26,661,806

Total External Debt	348,687,253

        6.     Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.(6)

Central Government Revenues and Expenditures

Fiscal Years 1998
(in millions of kronor)
REVENUES
Taxes:
Taxes on income, capital gains and profits(1)	114,235
Statutory social securities fees	210,857
Taxes on property	35,133
Value added tax	162,607
Petrol tax(2)	—
Tobacco tax	7,507
Alcoholic beverage tax	9,962
Tax on energy consumption	49,811
Taxes on road traffic	6,103
Other taxes	43,477

Total taxes	639,692

Non-tax revenues
Operating surpluses(3)	13,865
Interest received by the Government	1,652
Other non-tax revenues(4)	21,936

Total non-tax revenues	37,453

Capital revenues	11,227
Loan repayment	2,889
Computed revenues(5)	5,165
Contributions from the European Union	9,888

Total other revenues	29,169

Total Revenues(6)	706,314

		1998
		(in millions of kronor)
(1)	Net personal income taxes	39,831
	Corporate income taxes	68,322
	Other income taxes	6,081
(2)	From 1995/96 Petrol tax is included in tax on energy consumption.
(3)	Primarily net surplus of public enterprises, other agencies and the Riksbank and income from lotteries, etc.
(4)	Primarily revenues from real estate investments, dividends on state-owned shares, administrative fees and changes and revenues from sales.
(5)
Primarily cash payments by public utilities to the Government representing depreciation on capital funds invested in them by the state and revenues and expenditures for Government pensions. Expenditures for Government pensions can be in excess of revenues and therefore the remainder of this revenue heading can show a deficit.
(6)	No receipts/revenues are pledged or otherwise specifically allocated to any issue registered.

Fiscal Years 1998
(in millions of kronor)
EXPENDITURES
1 The Swedish political system	4,328
2 Economy and fiscal administration	1,981
3 Tax administration and collection	5,864
4 Justice	21,413
5 Foreign policy administration and international co-operation	2,638
6 Total defence	42,399
7 International development assistance	11,479
8 Immigrants and refugees	4,186
9 Health care, medical care, social services	23,124
10 Financial security in the event of illness and disability	39,685
11 Financial security in old age	62,684
12 Financial security for families and children	35,910
13 Financial security in the event of unemployment	37,331
14 Labour market and working life	47,668
15 Study support	21,919
16 Education and university research	27,737
17 Culture, the media, religious organisations and leisure	7,342
18 Planning, housing supply and construction	22,371
19 Regional balance and development	3,437
20 General environment and conservation	1,372
21 Energy	867
22 Communications	27,348
23 Agriculture and forestry, fisheries etc.	11,836
24 Business sector	2,777
25 General grant to municipalities	96,784
26 Interest on Central Government Dept. etc.	113,405
27 Contribution to the European Community	21,210

Total areas of expenditure	699,094

Budget deficit	-7,220
Transactions outside closed accounts	—
Net lending by Riksgäldskontoret	-2,828
Adjustment to cash basis(7)	386
Transfer from the National Pension Fund(8)	—

Net borrowing requirement(9)	-9,662

(7)
Excluding Transfer from National Pension Fund.

(8)
The old-age pension reform has taken on a partially new role as of 1999. The funding responsibility for disability and survivor pensions has been transferred to the Central Government budget.

(9)
As of 1997, the Net borrowing requirement is identical to the Central Government budget balance. A negative Net borrowing requirement is equivalent with a budget balance surplus.

        7.     (a) If any foreign exchange control, not previously reported, has been established by the registrant (of if the registrant is other than a national government, by its national government), briefly describe the effect of any such action not previously reported.

          None.

          (b)   If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

          Virtually all exchange control regulations were abolished on July 1, 1989. Foreign exchange control may, in accordance with the treaties of the European Union, only be reintroduced under certain extraordinary circumstances such as if Sweden is involved in a war.

        8.     Brief statements as of date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

July 30, 1999
(In Skr millions)
Notes and coins (excluding bank holdings)	83,950
Gold reserves of Sveriges Riksbank	13,834

9.
Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Foreign trade by commodity Groups

	Year ended December 31, 1998
	millions of kronor	%
Exports (f.o.b.)
Food Products, Beverage and Tobacco	17,546	2.6
Wood Products	18,710	2.8
Pulp	10,509	1.6
Paper and Board	55,062	8.2
Petroleum Products	9,715	1.4
Coal and other Fuels	2,616	0.4
Iron and Steel	33,462	5.0
Iron Ore	4,259	0.6
Non-Ferrous Metals	9,576	1.4
Other Minerals	2,443	0.4
Other Raw Materials	2,232	0.3
Manufactured Metal	19,287	2.9
Machinery and Equipment	234,974	34.8
Motor Vehicles and Spare Parts	93,847	13.9
Ships	2,798	0.4
Chemicals and Plastics	60,514	9.0
Clothes, Shoes and Leather	5,706	0.8
Other Manufactured Products	73,313	10.9
Other Products	830	0.1

Total Exports before Adjustment	657,398	97.4
Adjustment EU-trade(1)	17,773	2.6
Total Exports	675,171	100.0

(1)
This adjustment of EU-trade cannot be broken down by commodity groups.

	Year ended December 31, 1998
	millions of kronor	%
Imports (c.i.f.) by country of consignment
Food Products, Beverage and Tobacco	36,631	6.7
Wood Products	4,859	0.9
Pulp	1,509	0.3
Paper and Board	7,248	1.3
Petroleum Products	8,925	1.6
Crude Oil	15,050	2.8
Coal and other Fuels	4,345	0.8
Iron and Steel	20,481	3.8
Non-Ferrous Metals	10,333	1.9
Other Minerals	4,176	0.8
Other Raw Materials	5,780	1.1
Manufactured Metal	15,280	2.8
Machinery and Equipment	173,387	31.8
Motor Vehicles and Spare Parts	57,332	10.5
Ships	619	0.1
Chemicals and Plastics	54,048	9.9
Clothes, Shoes and Leather	21,837	4.0
Other Manufactured Products	71,848	13.2
Other Products	62	0.0

Total Imports before Adjustment	513,749	94.3
Adjustment EU-trade(1)	31,038	5.7
Total Imports	544,787	100.0

(1)
This adjustment of EU-trade cannot be broken down by commodity groups.

Geographic Distribution of Foreign Trade

        The following table summarizes Sweden's exports and imports by country and geographic area for the year 1998.

	Year ended December 31, 1998
	millions of Skr	%
Exports (f.o.b.)
European Union (EU)
United Kingdom	61,967	9.2
Germany	73,741	10.9
Denmark	39,296	5.8
Finland	34,918	5.2
Other EU countries(1)	164,152	24.3
Adjustment EU-trade(2)	17,773	2.6

Total EU	391,847	58.0

European Free Trade Association (EFTA)
Norway	57,553	8.5
Other EFTA countries(3)	13,035	1.9

Total EFTA	70,588	10.5

Central and Eastern Europe	28,471	4.2
Russia	6,047	0.9
United States	57,751	8.6
Japan	14,147	2.1
State trading countries in Asia and America	12,991	1.9
OPEC countries	12,502	1.9
Other countries	80,827	12.0

Total Exports	675,171	100.0

(1)
France, Netherlands, Belgium, Luxembourg, Italy, Ireland, Greece, Spain, Portugal and Austria.

(2)
The adjustment of EU-trade cannot be specified by EU-countries.

(3)
Switzerland, Liechtenstein and Iceland.

	Year ended December 31, 1998
	millions of Skr	%
Imports (c.i.f.) by country of consignment
European Union (EU)
United Kingdom	53,802	9.9
Germany	96,903	17.8
Denmark	33,633	6.2
Finland	26,804	4.9
Other EU countries(1)	141,157	25.9
Adjustment EU-trade(2)	31,038	5.7

Total EU	383,336	70.4

European Free Trade Association (EFTA)
Norway	38,807	7.1
Other EFTA countries(3)	8,899	1.6

Total EFTA	47,705	8.8

Central and Eastern Europe	20,224	3.7
Russia	3,286	0.6
United States	31,870	5.8
Japan	13,272	2.4
State trading countries in Asia and America	5,584	1.0
OPEC countries	4,636	0.9
Other countries	34,874	6.4

Total Imports	544,787	100.0

(1)
France, Netherlands, Belgium, Luxembourg, Italy, Ireland, Greece, Spain, Portugal and Austria.

(2)
The adjustment of EU-trade cannot be specified by EU-countries.

(3)
Switzerland, Liechtenstein and Iceland.

        10.   The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the "Statistical Handbook of the League of Nations". (These statements need to be furnished only if the registrant has published balances of international payments).

Balance of Payments

Year ended December 31, 1998
(in billions of kronor)
CURRENT ACCOUNT	65.0

Trade in goods (f.o.b.—f.o.b.)	139.0

Net trade of goods	130.1
Correction items	8.9
Services	-20.4

Transportation	4.6
Travel	-27.9
Other services	2.9
Compensation of employees	-2.5

Investment income	-23.5

Direct investment	40.6
Portfolio investment excl. financial derivatives	-50.6
Income on equity	-5.7
Income on debt (interest)	-44.9
Other investment	-13.4
Current transfers	-27.7

Contributions etc. to/from the EU	-19.2
Development assistance grants	-4.3
Other current transfers	-4.2
CAPITAL ACCOUNT	6.5

Contributions etc. to/from the EU, investment	7.8
Development assistance grants, investment	-2.6
Other	1.2
FINANCIAL ACCOUNT	-12.6

Direct investment	-38.2

Abroad	-193.7
Equity capital	-122.7
Loans etc.	-26.3
Reinvested earnings	-44.7
In Sweden	155.5
Equity capital	117.4
Loans etc.	18.3
Reinvested earnings	19.8
Portfolio investment excl. financial derivatives	-118.4

Assets (change in Swedish inv. abroad)	-141.1
Equity securities	-59.0
Debt securities	-82.1
Liabilities (change in foreign investment in Sweden)	22.8
Equity securities	-2.8
Debt securities	25.6
Financial derivatives	-19.6

Other investment	189.6

Assets (change in Swedish investments abroad)	-47.3
Loans	-47.9
Trade credits & Other	0.6
Liabilities (change in foreign investments in Sweden)	237.0
Loans	226.6
Trade credits & Other	10.3
Reserve assets	-26.2
NET ERRORS AND OMISSIONS	-58.8

        This annual report comprises:

          a)    Pages numbered 1 to 23 consecutively.

          b)    The following exhibits:

      Exhibit a) None
      Exhibit b) None
      Exhibit c) Revised Budget Statement

        This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

Signature

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Stockholm Sweden, on the 29th of September 2003.

Kingdom of Sweden
Acting through Riksgäldskontoret

By:	/s/ CHARLOTTE LUNDBERG Charlotte Lundberg Director
By:	/s/ ANNE GYNNERSTEDT Anne Gynnerstedt General Counsel

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